UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.1)
LEAF GROUP LTD.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
52177G102
(CUSIP Number)
PenderFund Capital Management Ltd.
Attn: Gina Jones, Chief Financial Officer
1830-1066 West Hastings St
Vancouver, BC, Canada V6E 3X2
Telephone: (236)-521-2988
With a copy to:
Daniel Miller Dorsey & Whitney LLP
Suite 1050, 1095 West Pender Street
Vancouver, BC, Canada V6E 2M6
Telephone: (603) 630-5199
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 11, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SCHEDULE 13D

CUSIP No. 52177G102

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PenderFund Capital Management Ltd.
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [   ]
(b) [ X ]
3 SEC USE ONLY
4 SOURCE OF FUNDS (See Instructions)

WC
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[   ]
6 CITIZENSHIP OR PLACE OF ORGANIZATION

British Columbia, Canada
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH 7 SOLE VOTING POWER

1,332,635
 8 SHARED VOTING POWER

0
 9 SOLE DISPOSITIVE POWER

1,332,635
 10 SHARED DISPOSITIVE POWER

0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,332,635
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[   ]
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.86%*
* Calculated based on 34,535,064 shares outstanding provided by 27,390,064 shares of common stock outstanding as of October 26, 2020 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 as filed with the SEC on
October 29, 2020, plus 7,145,000 shares issued December 14, 2020 as reported by the Issuer on Form 8-K and Form 424B5 filed
December 11, 2020.
14 TYPE OF REPORTING PERSON (See Instructions)

IV

________________________________________

Item 1. Security and Issuer
This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, $0.0001 par value ("Common Stock"), of Leaf Group Ltd., a Delaware corporation (the "Issuer"). The Issuer's principal office is located at 1655 26th Street, Santa Monica, CA, 90404.

Item 2. Identity and Background
This Schedule 13D is filed by PenderFund Capital Management Ltd., a British Columbia corporation (the "Reporting Person"). The Reporting Person's principal office is located at 1830-1066 West Hastings St Vancouver, BC, Canada V6E 3X2. The Reporting Person's principal business is to act as a capital market company.
Certain information regarding the executive officers and directors of the Reporting Person is set forth below.

Name Position Principal Occupation Business Address Citizenship
David Barr President,
Chief Executive Officer
and Portfolio Manager President,
Chief Executive Officer, and
Portfolio Manager of the Reporting Person 1830-1066 West Hastings St
Vancouver, BC, Canada
V6E 3X2 Canadian
Felix Narhi Chief Investment Officer and
Portfolio Manager Chief Investment Officer and
Portfolio Manager of the Reporting Person 1830-1066 West Hastings St
Vancouver, BC, Canada
V6E 3X2 Canadian
Gina Jones Chief Financial Officer and
Chief Compliance Officer Chief Financial Officer and
Chief Compliance Officer of the Reporting Person 1830-1066 West Hastings St
Vancouver, BC, Canada
V6E 3X2 Canadian
Kelly Edmison Chairman Chairman of the Reporting Person 1830-1066 West Hastings St
Vancouver, BC, Canada
V6E 3X2 Canadian
Don Campbell Company Director and
External Legal Counsel, Compliance Director and External Legal Counsel, Compliance, of the Reporting Person 1830-1066 West Hastings St
Vancouver, BC, Canada
V6E 3X2 Canadian

Neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the executive officers or directors listed above, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the executive officers or directors listed above, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations
The 1,332,635 shares of Common Stock beneficially owned by the Reporting Person were acquired through transactions in the open market. The Reporting Person expended an aggregate of approximately $8,122,952 from its mutual funds to acquire the shares of Common Stock reported as beneficially owned by it in this Schedule 13D.

Item 4. Purpose of Transaction
The Reporting Person acquired the share of Common Stock of the Issuer for investment purposes because it believes that the shares represent an attractive investment opportunity. The Reporting Person believes that there are numerous operational and strategic opportunities to maximize shareholder value of the Issuer, which opportunities may include the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
The Reporting Person intends to review its investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of the Issuer, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Person, and industry conditions, the Reporting Person may take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock, selling some or all of the shares of Common Stock beneficially owned by it, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock beneficially owned by it, including swaps and other derivative instruments or otherwise changing its intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a)      As of the date hereof, the Reporting Person beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) 1,332,635 shares of Common Stock, representing 3.86% of the outstanding shares of Common Stock calculated based 34,535,064 shares outstanding provided by 27,390,064 shares of common stock outstanding as of October 26, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 as filed with the SEC on October 29, 2020, plus 7,145,000 shares issued December 14, 2020 as reported by the Issuer on Form 8-K and Form 424B5 filed December 11, 2020.

(b)      The Reporting Person has sole voting and dispositive power over all shares of Common Stock beneficially owned by it.

(c)      Since May 5, 2020, the Reporting Person sold 207,900 Common Stock in a transaction on the open market. Except for this transaction and as otherwise described in this Schedule 13D, the Reporting Person has not affected any transaction in the Common Stock during the past 60 days.

(d)      Not applicable

(e)      Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits
Not applicable.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
January 11, 2021
Dated
/s/ Gina Jones
Signature
Gina Jones, Chief Financial Officer
Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).